mwe.com

November 2, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park
Suzanne Hayes Sasha Parikh Al Pavot

Re:	Intensity Therapeutics, Inc. Amendment No. 9 to Registration Statement on Form S-1 Filed October 3, 2022 File No. 333-260565

Dear Ms. Park:

On behalf of Intensity Therapeutics, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 31, 2022 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (File No. 333-260565) filed by the Company on October 3, 2022 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it with the Commission together with its submission of this response letter. Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response.

Amendment No. 9 to Form S-1 filed October 3, 2022

Cover Page

1.	Disclose whether your offering is contingent upon final approval of your Nasdaq listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 1, 4, 6, 31, 118 and 126 of the revised Registration Statement. We have also revised Sections 2.2 and 8.2 of the underwriting agreement to clarify that the offering is contingent upon final approval of our Nasdaq listing.

Risk Factors, page 9

2.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock run-up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment, the Company has revised pages 3 and 9 of the revised Registration Statement.

Please contact me at +1 212 547 5553 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Daniel Woodard

cc: Lewis Bender, Chief Executive Officer